Exhibit 99.1

Two ACTive Immunotherapies In Melanoma (TACTI-mel): Results Of A Phase I Trial With Metastatic Melanoma Patients Treated With A Soluble LAG-3 Receptor (LAG-3lg Or Eftilagimod Alpha) As An Antigen Presenting (APC) Activator Combined With Pembrolizumab Frédéric Triebel MD, PhD Third Annual Advances in Immuno-oncology Congress London, May 25, 2018

Forward Looking Statements The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM; NASDAQ:IMMP). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Immutep has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.2

EXPLANATORY NOTE FOR READERS This presentation contains the following information (excerpt): Very favorable safety profile no MTD (maximum tolerated dose) reached; efti based combination therapies are feasible and safe Encouraging activity in metastatic breast cancer when combined with paclitaxel Able to induce a IFN- type response in patients Encouraging activity in later stage metastatic melanoma patients when combined with pembrolizumab (important note: full data including updated Overall Response Rate will be presented during a webcast at 29th/30th of May) Eftilagimod alpha will be investigated in combination with pembrolizumab in 3 new indications starting 2018 3 3

Lymphocyte Activation Gene-3 (LAG-3 or CD223) Genomi LA 3 CD4 LA 3 4-IgSF domain transmembrane proteins. Same genomic organization (intron in D1, duplication event D1D2 vs D3D4) Close proximity on 12p13. J. Exp. Med. 171:1393-1405, 1990 4

Proposed Evolutionary Pattern for LAG-3/CD4 Co-inhibitory Co-stimulatory Immunogenetics. 39: 213-217, 1994 Duplication of a two Ig domain ancestor The LAG-3/CD4 subfamily has evolved like the CTLA-4/CD28 subfamily: one inhibitory and one stimulatory receptor modulating TCR signaling 5

Timeline of immune checkpoint discovery. 6

LAG-3 as a Therapeutic Target LAG-3 is widely expressed on tumor infiltrating lymphocytes (TILs) and cytotoxic T cells Prime target for an immune checkpoint blocker Functionally similar to CTLA-4 (targeted by Yervoy®) and PD-1 (targeted by Keytruda®)APC T cell Positive regulation of antigen presenting cells (APC) increase in antigen presentation to cytotoxic CD8+ T cells Negative regulation of LAG-3+ T cells 7

LAG-3 Competitive Landscape

immutep
LAG-3 IMMUNOTHERAPY



35
30
25
20
15
10
5
0
Number of LAG-3 Clinical Trials
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Total Estimated Patients in LAG-3 Trials
1
1,000
4
1,539
7
2,780
14
4,262
19
4,941
30
6,747
2013
2014
2015
2016
2017
2018
No. Clinical Trials*
Total Est. Patients*

Sources: GlobalData, company websites, clinical trials.gov, and sec.gov
* 2018 includes planned clinical trials that are currently not recruiting patients
As of April 23, 2018

8

LAG-3 Therapeutic Landscape Overview Immutep is the leader in developing LAG-3 modulating therapeutics Total Estimated Program Company Preclinical Phase I Phase I/ II Phase II Phase IIb Phase II/III Patients Eftilagimod Alpha Immutep(1), (2) 385 LAG525 Novartis(3), (4) 961 Relatlimab BMS(4), (5) 4,084 GSK2831781 GSK(3) 67 BI 754111 B.I. 234 MGD013 Macrogenics 131 MK4280 Merck & Co. Inc. 240 REGN3767 Regeneron/ Sanofi 301 TSR-033 Tesaro 260 Eftilagimod Alpha IKF(6) 38 FS-118 F-Star 51 SYM022 Symphogen A/S 30 IMP761 Immutep N/A N/A Agenus/ Incyte N/A AM003 Armo Biosciences N/A (1) Includes AIPAC, TACTI-mel, and planned Phase 2 clinical trial in collaboration with Merck & Co., Inc. (MSD) (2) As of April 23, 2018, one clinical trial has not opened for recruitment (3) Immutep partnered program (4) As of April 23, 2018, two clinical trials have not opened for recruitment (5) Includes one clinical trial involving relatlimab where BMS is not the sponsor (6) INSIGHT investigator sponsored clinical trial Indicates product candidate developed by Immutep research & development Sources: GlobalData, company websites, clinical trials.gov, and sec.gov Information as of April 23, 2018 9

Targeting LAG-3 May Lead to Multiple Therapeutics in Numerous Indications IMMUNOSTIMULATION IMMUNOSUPRESSION 10

Eftilagimod Alpha: Innovative LAG-3 IO Product Candidate

immutep
LAG-3 IMMUNOTHERAPY

- The only APC targeting LAG-3 product currently in clinical development
- A unique approach ("turning cold tumors into hot tumors" with LAG-3)
- Synergistic with other I-O agents

"PUSHING THE ACCELERATOR ON IMMUNE RESPONSES"



Eftilagimod
Dendritic cell
T cell
MHC II
Monocytes
Natural killer cell
Activated dendritic cell
APC activation

LAG-3Ig, an MHC II **agonist** (eftilagimod alpha) :

APC activator

- Boost and sustain the $CD8^{+}$ T cell responses
- Activate multiple immune cell subsets

"RELEASING THE BRAKE ON THE T CELL"



LAG-3 mAb
LAG-3
Activated T cell
MHC II
Resting dendritic cell
Blocking the interaction

LAG-3 antagonist antibodies:

Immune checkpoint inhibitor

- increase cytotoxicity of the pre-existingCD8 T cell response

11

Lead Program Eftilagimod Alpha (IMP321)

Eftilagimod alpha (IMP321) Soluble dimeric recombinant form of LAG-3Ig (fusion protein) VL Soluble recombinant form of LAG-3 Human fusion protein Dimeric, very stable, high affinity for DC Antigen presenting cell (APC) activator Unique and first-in-class 13

Eftilagimod alpha (IMP321) MoA Highly efficacious in multiple animal models of cancer and infectious disease Shown to be safe, non-immunogenic and efficacious in human 14

IO Therapy Oncology Response Rates Approximately 70-80% of patients do no respond to anti-PD1 monotherapy. How can we enable more efficacious T-cell responses? Immunogenic cell death to liberate/uncover tumor antigens Cross-presentation of those antigens Recruitment of T cells into the tumor microenvironment Reversing the pathways driving a repressive tumor environment This could be achieved through the right APC activation APC activators: MHC II agonism TLR or STING agonism CD40 agonism Oncolytic viral therapies 15

Eftilagimod alpha (IMP321)

Induces Better CD8 Tc1 Differentiation Than sCD40L or TLR Agonists

- Human blood lymphocytes are analyzed in a 16 hr *ex vivo* assay
- Intracellular staining of CD8 T cells
  - Only IMP321 induces strong IFN^+ or IFN^+/TNF^+ CD8 T cell responses
  - explanation: TLR agonists but not IMP321 induce IL-10 production which suppresses Tc1 differentiation



% of CD8⁺ cells
2.50
2.00
1.50
1.00
0.50
0.00
medium
IMP321
TLR1-2
TLR3
TLR4
TLR5
TLR6
TLR7-8
TLR9
medium
IMP321
L243
I3
sCD40L
TLR1-2
TLR3
TLR4
TLR5
TLR6
TLR7-8
TLR9
Donor 1
Donor 2
IL-2⁺IFN⁺TNF⁺
IL-2⁺IFN⁺
IL-2⁺TNF⁺
IFN⁺TNF⁺
IL-2⁺
TNF⁺
IFN⁺

J. Immunol. 179: 4202–4211, 2007

16

APC Activation Turns on the Heat on a Cold Tumor (Breast Cancer Liver Metastasis) CD3 (x5) CD3 (x10) Massive infiltration of T cells (IHC) around the tumor nodules. Some CD3 T cells infiltrating the tumor nodules. Hemihepatectomy for single residual tumor mass after 13 IMP321 s.c. injections in a MBC patient treated with weekly paclitaxel (AIPAC run-in phase) 17

Clinical Development Eftilagimod Alpha (IMP321)

Eftilagimod alpha-Potential Applications Potential combination therapy strategies: Chemo-immunotherapy in various cancer indications Combination therapy with active agents such as Taxanes (e.g. Paclitaxel), anthracyclines, alkylating agents, anti-metabolites, vincas I-O combination in various cancer indications With PD-1, PDL-1 or CTLA-4 antagonists Cancer vaccine or intra-tumoral injections (in situ immunization) To locally stimulate the immune system 19

Eftilagimod alpha in MBC
AIPAC (Pivotal Phase IIb)

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LAG-3 IMMUNOTHERAPY

Safety-run in, 15 (6+9) patients, 2 cohorts → Stage 2 → Arm 1, *113* patients: paclitaxel + IMP321 / Arm 2, *113* patients: paclitaxel + placebo → Phase IIb, multinational, randomized, double-blind → Safety Run-in: recommended Phase IIb dose (RP2D) Stage 2: Efficacy (PFS)

Primary Objective	Run-In: Recommended Phase II dose (RP2D) Stage 2: Efficacy (PFS) of paclitaxel + IMP321 vs. paclitaxel + placebo
Other Objectives	Anti-tumor activity, safety and tolerability, pharmacokinetic and immunogenic properties, quality of life of IMP321 plus paclitaxel compared to placebo
Patient Population	Advanced MBC indicated to receive 1st line weekly paclitaxel
Treatment	Run-in: IMP321 (6 or 30 mg) + Paclitaxel Arm 1: Paclitaxel + IMP321 (30 mg) Arm 2: Paclitaxel + Placebo
Countries	NL, BE, PL, DE, HU, UK, FR → overall 30+ sites

Status report (Oct 2017)

- ✓ Safety run-in completed successfully
- ✓ Randomized phase started early 2017 with the RP2D (30 mg)
- ✓ Interim-data of safety run-in presented at ASCO 2017
- ✓ To-date, efficacy and safety data in-line with historical control group/ prior clinical trials (Brignone et al Journal Translational Medicine 2010, 8:71)
- ✓ Regulatory approval in 7 EU countries

20

Eftilagimod alpha – Preliminary Efficacy MBC – 1st line chemotherapy + IMP321 P005 – phase I ORR of 47 % and DCR of 83 % after 6 months Responders had further tumor shrinkage between months 3 and 6 AIPAC (P011) – phase I trial Response parameter Paclitaxel + IMP321 (n = 15) 0/15 (0%) Complete Response (CR) 7/15 (47%) Partial Response (PR) 6/15 (40%) Stable Disease (SD) 2/15 (13%) Progressive Disease (PD) 7/15 (47%) Overall Response Rate (ORR) 13/15 (87%) Disease Control Rate (DCR) ORR of 47 % and DCR of 87 % Two of the responses occurred relatively late (after ~6 months) Compared to historical control groups with 22-33%, response rates are encouraging 21

Eftilagimod alpha – Clinical Overview Pharmacodynamic Results on Primary Target Cells A Monocytes (cells/µl of blood) Baseline3 months 6 months B Dendritic cells (cells/µl of blood) Baseline 3 months 6 months IMP321 leads to sustainable (> 6 months) increase of pre-dose APCs (run-in phase, AIPAC trial). 22

Eftilagimod alpha – Clinical Overview (cont.) Pharmacodynamic Results on Primary Target Cells A CD16 Expression on monocyte (fluorescence intensity) B CD54 Expression on monocyte (fluorescence intensity) IMP321 activates APCs (run-in phase, AIPAC trial). 23

Eftilagimod alpha – Clinical Overview (cont.) Pharmacodynamic Results on Secondary Target Cells A CD8 T cells (cells/µl of blood) Baseline 3 months 6 months B NK cells (cells\ul of blood) Baseline 3 months 6 months IMP321 leads to sustainable (> 6 months) increase of pre-dose effector CD8 T cells and NK cells (run-in phase, AIPAC trial). 24

Eftilagimod alpha – Clinical Overview (cont.)
Pharmacodynamic Results on Secondary Target Cells

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LAG-3 IMMUNOTHERAPY



Activated CD8 T cells (cells/µl of blood)
0
10
20
30
40
50
60
Baseline
3 months
6 months
Activated CD4 T cells (cells/µl of blood)
0
10
20
30
40
50
*
***
Baseline
3 months
6 months

IMP321 leads to sustainable (> 6 months) increase of pre-dose activated (HLA-DR + CD38+) CD4 and CD8 T cells (run-in phase, AIPAC trial).

25

Eftilagimod alpha – Clinical Overview (cont.) Improved Th1 status [IFN- ] (pg/ml) IMP321 leads to an improved pre-dose Th1 status (IFN , IP-10 not shown) (run-in phase, AIPAC trial), a phenomenon not seen with therapeutic anti-PD-1 mAbs. 26

Eftilagimod Alpha INSIGHT Clinical Trial
Investigator Initiated Trial

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LAG-3 IMMUNOTHERAPY

Eftilagimod Alpha in i.t. and i.p. application

- Prof. Al-Batran, IKF, Frankfurt, Germany
- Population: 38 pts (9 pts per stratum A and B, 20 pts in stratum C) with advanced solid tumors w/o standard treatment options
- Objectives: Recommended Phase II dose, PD effects of IMP321
- Design: intrapatient escalation



Group A: intratumoral (i.t.)


Epidermis
Dermis
Hipodermis
E

6 mg → 12 mg → 24 mg → 30 mg

Treatment

Group B: intraperitoneal (i.p.)


E
Rectus
Small intestine
Mesentery
Aorta
Inferior vena cava
Descending colon
Quadratus lumborum
Psoas major
Sacrospinalis
Ascending colon

1 mg → 3 mg → 6 mg → 12 mg → 30 mg

Treatment

Group A:
- 6 pts enrolled, 6 on treatment → no DLT so far

Group B:
- 2 pts enrolled, 2 on treatment → no DLT so far

https://upload.wikimedia.org/wikipedia/commons/thumb/1/19/Gray1038.png/250px-Gray1038.png
https://cdn.thinglink.me/api/image/578616053681094658/1240/10/scaletowidth

27

Eftilagimod Alpha/Pembrolizumab Combination

Three Groups of Patients Responding to anti-PD-1 (IFN- signature) A- Inflamed responders – respond to anti-PD-1 B- Inflamed non-responders (some infiltrates in the tumor margins but no response) C- Non inflamed. “Cold tumor” with no response Optimal checkpoint combos will target groups B and C and help them: Promote cross presentation of tumor antigens Induce T cell recruitment into tumor microenvironment 29

New rationale for combining eftilagimod alpha to pembrolizumab Problem: melanoma patients with low monocyte numbers at base line are not responding well to anti-PD-1 therapy. Overall survival N=51 Time (months) Source: Krieg et al., Nat. Med. 24, 2018. Solution: efti (IMP321) increases monocyte numbers in cancer patients Classical monocytes % Source: AIPAC stage 1 Monocytes are important for response to pembrolizumab IMP321 (eftilagimod) increases monocytes sustainably above the threshold of 19 % it increases the chance to respond to pembrolizumab 30 immutep
LAG-3 IMMUNOTHERAPY

Efti (IMP321) in Melanoma
TACTI-mel (IO combination) – trial design

TACTI-mel = Two ACTive Immunotherapeutics in melanoma

24 patients, 4 cohorts of 6 patients → IMP321 + anti-PD-1 (Keytruda®) → Phase I, multicenter, open label, dose escalation → Recommended Phase II dose, safety and tolerability

Primary Objective	Recommended dose for phase II (RP2D) with efti (IMP321) + pembrolizumab Safety + tolerability
Other Objectives	PK and PD of IMP321, response rate, time to next treatment, PFS


Australia

7 sites in Australia

- Part A: efti (IMP321) at 1, 6 and 30 mg s.c. every 2 weeks starting with cycle 5 of pembrolizumab

→ Status: recruitment completed; interim results on next slides

- Part B: efti (IMP321) at 30 mg s.c. every 2 weeks starting with cycle 1 of pembrolizumab

→ Status: 3 pts enrolled w/o DLTs

- Pembrolizumab 2 mg/kg every 3 weeks i.v. part A and B

preliminary data, status 9th May 2018

31

Efti (IMP321) in Melanoma TACTI-mel (IO combination) – details part A Study Scheme Part A: irRC Immune-Related Response Criteria, PFS- progression free survival, FU – follow-up Patient population Part A: Patients with unresectable or metastatic melanoma with asymptomatic progression or suboptimal response after 3 cycles of pembrolizumab preliminary data, status 9th May 2018 32

Efti (IMP321) in Melanoma TACTI-mel (IO combination) – results after start of combo (1) Baseline Characteristics N = 18 (%) Visceral Disease 15 (83%) Pre-treated with 4 (22%) BRAF/MEK/ipilimumab irPD/irSD to pembrolizumab after 12 (67%) 3 cycles Best overall response acc to irRC N = 18 (%) irCR 1 (6%) irPR# 5 (28%)# irSD 6 (33%) irPD 6 (33%) Best overall response rate (ORR) 6 (33%) Patients with tumor shrinkage 9 (50%) Disease control rate 12 (66%) # - incl. 1 pt with complete disappearance of all target lesions; CR acc. to RECIST 1.1 Waterfall plot starting from cycle 5 of pembrolizumab Patients very late stage of disease (M1C) Majority not responding to pembrolizumab Tumor shrinkage in 50 % of these patients incl. 2 pts with complete disappearance of all target lesions preliminary data, status 9th May 2018 33

Efti (IMP321) in Melanoma
TACTI-mel (IO combination) – results after start of combo (2)

immutep
LAG-3 IMMUNOTHERAPY

Spiderplot - cohort 1-3 (n=18) – May 2018



% change compared to start of combo
800
400
100
50
0
-50
-100
n =18
Long lasting responses
0
3
6
9
12
15
18
21
pre-pembro
start of combo
months

Conclusion

- Complete responses of target lesions occurred after 11 and 18 months --> **combination takes time to act**
- 3 (out of 12 = 25 %) durable responses in first 2 dose levels → treatment and FU ongoing
- **Treatment and follow-up of 3 patients in 3rd cohort (30 mg) ongoing**

34

preliminary data, status 9th May 2018

Efti (IMP321) in Melanoma TACTI-mel (IO combination)– single case at 1 mg efti Efficacy: metastatic melanoma pre-pembro week 9 (pembro) week 25 (combo) week 37 (combo) week 64 (PFS-FU) All lesions disappeared CR (confirmed) patient without treatment and disease free preliminary data, status 9th May 2018 confidential 35

Efti (IMP321) in Melanoma TACTI-mel (IO combination) – single case at 6 mg efti Pre pembro Target lesion: chest wall 9 months after start of combo Sum of target lesions (TL) acc to irRC TL (irRC) 100 25 25 25 0 mm² mm² mm² mm² mm² In % 0% -75% -75% -75% -100 % Response NA irPR irPR irPR irPR Complete disappearance of target lesions CR acc. to RECIST 1.1 Patient still on pembrolizumab preliminary data, status 9th May 2018 36

Thank you Frédéric Triebel MD, PhD Third Annual Advances in Immuno-oncology Congress London, May 25, 2018